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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT
Of the Kingdom of Sweden

Date of end of last fiscal year: December 31, 2002

Securities registered as of December 31, 2002

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
Kingdom of Sweden 12% Bonds Due 2010	$200,000,000	New York Stock Exchange
Kingdom of Sweden 11 1/8% Bonds with warrants Due 2015	$600,000,000	New York Stock Exchange
Kingdom of Sweden 6 1/2% Global Bonds Due 2003	$2,000,000,000	New York Stock Exchange

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Anne Gynnerstedt
General Counsel
RIKSGÄLDSKONTORET
SE-103 74 STOCKHOLM
Sweden

The information set forth below is to be furnished:

1.     In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)    The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)    The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)   The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

2.    A statement as of the close of the last fiscal year of the registrant giving total outstanding of:

(a)   Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item). (in thousands)

The total principal amount of direct internal funded debt of the registrant outstanding as of December 31, 2002 was Swedish kronor 692,183,456.(1)

In addition, there were outstanding various internal loans, to a total amount of Swedish kronor 583,856,717 guaranteed by the registrant as to principal and interest.

(1)
Such debt does not include debt of State-owned companies, public enterprises or local authorities.

(b)    External funded debt of the registrant. (Total to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)(1)

The total principal amount of direct external funded debt of the registrant outstanding as of December 31, 2002 was as follows: (in thousands)

U.S. dollars (USD)	6,696,995
Australian dollars (AUD)	100,000
Canadian dollars (CAD)	636,780
Swiss francs (CHF)	1,200,000
Danish kroner (DKK)	2,000,000
Euro (EUR)	7,721,937
Pounds sterling (GBP)	511,598
Japanese yen (JPY)	110,200,000
Norwegian kroner (NOK)	1,400,000

In addition, there were outstanding various external loans, which are guaranteed by the registrant as to principal and interest. The total principal amount of these contingent liabilities outstanding as of December 31, 2002 was as follows: (in thousands)

U.S. dollars (USD)	2,667,924
Euro (EUR)	6,599,771
Danish kroner (DKK)	1,886,378
Pounds sterling (GBP)	453,480
Japanese yen (JPY)	55,400,000
Norwegian kroner (NOK)	5,378,752
Swiss franc (CHF)	41,600
Special Drawing Rights and Unit of Accounts (SDR, UA)	414,260

(1)
Such debt does not include debt of State-owned companies, public enterprises or local authorities.

3.     A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency of currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Internal funded debt as of December 31, 2002(1)
(Payable in Swedish kronor)

Title and Interest Rate	Date of Issue	Year of final maturity	Principal amount outstanding
			(thousands of Skr)
Treasury Bonds:
10.25% of 1991	5/5 1991	2003	9,592,530
Index linked zero coupon bonds of 1994(2)	4/1 1994	2004	4,482,965
5% of 1998	1/15 1998	2004	63,620,000
6% of 1993	2/9 1993	2005	69,293,520
3.5% of 1999	4/20 1999	2006	61,595,000
6.5% of 1996	10/25 1996	2006	1,750,890
8% of 1995	8/15 1995	2007	64,716,840
6.5% of 1997	5/5 1997	2008	54,783,000
Index linked 4% bonds of 1995(2)	12/1 1995	2008	34,916,245
9% of 1993	4/20 1993	2009	1,518,485
5% of 1998	1/28 1998	2009	50,133,015
5.25% of 2000	11/8 2000	2011	45,532,000
5.5% of 2002	3/13 2002	2012	46,968,985
6.75% of 1997	5/5 1997	2014	46,726,200
Index linked zero coupon bonds of 1994(2)	4/1 1994	2014	11,195,336
Index linked 3.5% bonds of 1998(2)	12/1 1998	2015	36,771,000
Index linked 4% bonds of 1995(2)	12/1 1995	2020	20,199,945
Index linked 3.5% bonds of 1997(2)	12/1 1997	2028	3,000
Index linked 3.5% bonds of 1998(2)	12/1 1998	2028	27,484,500

Total Treasury Bonds			651,283,456

Lottery Bonds:(3)
4.2% of 1996	12/16 1996	2003	2,400,000
3.3% of 2000	3/16 2000	2003
and	4/20 2000	2003	5,000,000
5.1% of 1996	6/24 1996	2003	4,500,000
3.75% of 1997	4/21 1997	2004	3,700,000
2.8% + 0.47% per drawing of 2000	11/22 2000	2004	1,500,000
3.75% of 1997	12/15 1997	2004	2,100,000
2.8% of 2001	11/2 2001	2004	2,700,000
2.9% of 2001	5/8 2001	2005	2,000,000
3.5% of 2002	5/27 2002	2005	2,500,000
3.75% of 1998	7/10 1998	2006	3,400,000
2.8% of 2002	12/13 2002	2007	3,500,000
2% to 6% of 1999(4)	4/26 1999	2007	3,700,000
3.3% of 1998	11/27 1998	2008	3,900,000

Total Lottery Bonds			40,900,000

Total Internal Funded Debt			692,183,456

(1)
No amortization or sinking fund provision.

(2)
At time of issue paid in discounted amount.

(3)
Lottery bonds do not bear interest; bonds are selected by lot (twice or three times a year) to receive prizes. The interest rates indicated are the aggregate amount of prizes paid annually as a percentage of the nominal value of the issue. The principal amount of all bonds is paid at maturity.

(4)
The aggregate amount of prizes paid annually is floating.

Internal Debt Guaranteed by the Kingdom of Sweden as of December 31, 2002
(Payable in Swedish kronor)

Principal Amount Outstanding
(thousands of Skr)
Standing Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Konungariket Sveriges Stadshypotekskassa (The Urban Mortgage Bank of Sweden)	180,000
Svenska Skeppshypotekskassan (Swedish Ships' Mortgage Bank)	350,000
Sveriges Allmänna Hypoteksbank (The General Mortgage Bank of Sweden)	80,000
AB Svensk Exportkredit (Swedish Export Credit Corporation)	300,000
Statens Bostadsfinansiering AB (The National Swedish Housing Finance Corporation)	10,000,000

Total	10,910,000

Other Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Subsidiaries (including Forsmark Kraftgrupp AB) to Vattenfall AB	44,700
Pension guarantees	16,853,070
Venantius AB (housing finance)	2,050,681
Stockholmsleder AB (road construction)	6,054,000
Göteborgs Trafikleder AB (road construction)	2,083,000
Öresundsbro Konsortiet (bridge and tunnel construction)	9,927,758
SKD företagen AB (data-processing)	250,000
Others	175,736

Total	37,438,945

Guarantees of the State Acting Through the Following State Agencies other than Riksgäldskontoret:
Insättningsgarantinämnden (Deposit Guarantee Board)	429,000,000
Exportkreditnämnden (The Export Credit Guarantee Board)	88,412,000
Bostadskreditnämnden (The National Housing Credit Guarantee Board)	12,812,000
Sida (Swedish International Development Agency)	4,912,200
Länsstyrelser (The County Government Boards)	218,474
Others	153,098

Total	535,507,772

Total Internal Guaranteed Debt	583,856,717

External Funded Debt as of December 31, 2002
(Payable in Foreign Currencies)

Title and Interest Rate	Date of Issue	Year of Final Maturity	Principal Amount Outstanding	Equivalent in Swedish kronor(1)
			(thousands)
US Dollars		USD
6.5% Bonds of 1993	3/4 1993	2003	2,000,000
6% Bonds of 1997	1/16 1997	2004	167,100
6.75% Bonds of 1997	5/27 1997	2004	500,000
2.38% Bonds of 2002	10/15 2002	2005	1,150,000
4.375% Bonds of 2002	5/22 2002	2005	1,400,000
6.125% Bonds of 1998	1/2 1998	2008	500,000
3.875% Bonds of 2002	10/15 2002	2009	750,000
Serial Zero Coupon Bonds of 1984(2)	4/4 1984	2009	111,832
12% Bonds of 1985	2/6 1985	2010	43,396
11.125% Bonds of 1985	6/12 1985	2015	67,081
10.25% Bonds of 1985	11/16 1985	2015	7,586

Total US Dollars			6,696,995	57,709,021

Japanese Yen		JPY
3.5% Bonds of 1994	1/12 1994	2004	41,500,000
4.05% (AUD) Bonds of 1996	5/30 1996	2006	10,000,000
3.6% (AUD) Bonds of 1996	5/30 1996	2006	10,000,000
3.6% (AUD) Bonds of 1996	7/11 1996	2006	9,000,000
4% (AUD) Bonds of 1996	7/25 1996	2006	10,000,000
4.1% (AUD) Bonds of 1996	7/25 1996	2006	10,000,000
3.725% (AUD) Bonds of 1996	7/25 1996	2006	10,000,000
4.1% (AUD) Bonds of 1996	8/14 1996	2006	2,500,000
3.95% (AUD) Bonds of 1996	8/14 1996	2006	4,200,000
3.4% (AUD) Bonds of 1997	5/6 1997	2007	3,000,000

Total Japanese Yen			110,200,000	7,276,771

Swiss Francs		CHF
4.75% Bonds of 1993	8/11 1993	2003	500,000
4.5% Bonds of 1996	9/8 1996	2006	200,000
4% Bonds of 1997	1/31 1997	2007	200,000
4% Bonds of 1997	2/21 1997	2007	300,000

Total Swiss Francs			1,200,000	6,252,220

Pounds Sterling		GBP
7.75% Bonds of 1996	10/3 1996	2003	300,000
13.5% Bonds of 1983	1/19 1983	2010	44,416
11% Bonds of 1984	10/17 1984	2012	87,000
9.75% Bonds of 1985	11/20 1985	2014	80,182

Total Pounds Sterling			511,598	5,447,160

Euro(3)		EUR
Zero Coupon Notes of 1993 (FFR)	4/1 1993	2003	293,147
9.75% Bonds of 1993 (ITL)	8/6 1993	2003	82,943
5.75% Bonds of 1994 (NGL)	2/11 1994	2004	207,321
Bonds of 1996 (ESP)(4)	5/16 1996	2004	60,101
6.25% Bonds of 1996 (FFR)	2/20 1996	2004	452,659
5.375% Bonds of 1997 (LUF)	12/10 1997	2004	49,579
Zero coupon Bonds of 1996 (ITL)	8/2 1996	2004	103,291
Bonds of 1997 (ESP)(4)	2/20 1997	2005	78,132
7.35% Bonds of 1996 (ESP)	11/8 1996	2006	48,628
3.50% Bonds of 1999 (EUR)	2/9 1999	2006	2,650,000
Bonds of 1997 (FFR)(4)	2/13 1997	2007	76,225
6.625% Bonds of 1996 (FFR)	9/30 1996	2008	457,347
6.5% Bonds of 1996 (DEM)	3/5 1996	2008	102,463
5.0% Bonds of 1998 (EUR)	1/28 1998	2009	3,000,000
9.405% Bonds of 1996 (ESP)	4/9 1996	2026	60,101

Total Euro			7,721,937	67,948,223

Canadian Dollars		CAD
8% Bonds of 1993	5/12 1993	2003	286,780
7% Bonds of 1993	12/1 1993	2008	350,000

Total Canadian Dollars			636,780	3,868,504

Norwegian Kroner		NOK
Bonds of 1997(4)	3/4 1997	2004	400,000
6.9% Bonds of 1995	12/5 1995	2005	1,000,000

Total Norwegian Kroner			1,400,000	1,473,640

Danish Kroner		DKK
4% Bonds of 1997	2/17 1997	2004	900,000
Bonds of 1997(4)	8/11 1997	2005	400,000
4% Bonds of 1997	7/9 1997	2005	700,000

Total Danish Kroner			2,000,000	2,286,910

Australian Dollar		AUD
7.875% Bonds of 1997	4/23 1997	2007	100,000

Total Australian Dollar			100,000	592,810

Non public funded debt				37,228,263

Total External Funded Debt				190,083,522

Total of External Short Term Floating Debt				861,656
Unrealised currency gains/loss(5)				6,891,802

Total debt denominated in foreign currency				197,836,980

(1)
The valuation in Swedish kronor of foreign currency loans has been made at the exchange rates in effect on the date of issue.

(2)
Interest at the equivalent of 13.125% per annum.

(3)
Original currency of issuance within parentheses.

(4)
Special interest conditions.

(5)
According to exchange rates per December 31, 2002.

External Debt Guaranteed by the Kingdom of Sweden as of December 31, 2002
(Payable in foreign currencies)

		Principal Amount Outstanding	Equivalent in Swedish kronor(1)
		(thousands)
Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Nordiska Investeringsbanken (Nordic Investment Bank)	EUR	702,979	6,462,133
Nova Naturgas AB (natural gas project)	DKK	100,000	123,750
Sovereign States in Eastern and Central Europe	USD	10,125	89,353
Sovereign States in Eastern and Central Europe	EUR	5,657	51,997
Sweden House in St. Petersburg, Russia	USD	12,200	107,663
Venantius AB (housing finance)	NOK	4,678,752	5,892,888
Venantius AB (housing finance)	USD	319,660	2,820,996
Venantius AB (housing finance)	JPY	22,200,000	1,641,690
Venantius AB (housing finance)	GBP	51,730	731,850
Venantius AB (housing finance)	EUR	54,573	501,661
Öresundsbro Konsortiet (bridge and tunnel construction)	GBP	401,750	5,683,758
Öresundsbro Konsortiet (bridge and tunnel construction)	USD	298,724	2,636,241
Öresundsbro Konsortiet (bridge and tunnel construction)	EUR	278,950	2,564,245
Öresundsbro Konsortiet (bridge and tunnel construction)	JPY	33,200,000	2,455,140
Öresundsbro Konsortiet (bridge and tunnel construction)	DKK	1,786,378	2,210,643
Öresundsbro Konsortiet (bridge and tunnel construction)	NOK	700,000	881,650

Total			34,855,658

Guarantees Issued by the Government:
International Bank for Reconstruction and Development (IBRD)	USD	1,696,200	14,968,965
Multilateral Investment Guarantee Agency (MIGA)	USD	16,208	143,037
European Bank for Reconstruction and Development (EBRD)	EUR	336,300	3,091,438
European Investment Bank (EIB)	EUR	3,071,034	28,230,480
Council of Europe Development Bank (CEB)	EUR	32,052	294,638
Nordic Investment Bank (NIB)	EUR	2,118,226	19,471,792
Inter-American Development Bank (IDB)	USD	314,807	2,778,175
Asian Development Bank (AsDB)	SDR	111,970	1,343,390
African Development Bank (AfDB)	UA	302,290	3,626,804

Total			73,948,719

Guarantees of the State Acting Through the Following State Agency other than Riksgäldskontoret:
Affärsverket Statens Järnvägar (Swedish State Railways)	CHF	41,600	263,058

Total External Guaranteed Debt			109,067,435

RECAPITULATION OF GUARANTEED DEBT:
Total Internal Guaranteed Debt			583,856,717
Total External Guaranteed Debt			109,067,435

Total Guaranteed Debt			692,924,152

(1)
Translation of amounts in foreign currencies to Swedish kronor has been made at exchange rates in effect as of December 31, 2002 as follows: 8.825 Swedish kronor per U.S. dollar, 14.1475 Swedish kronor per British pound, 0.07395 Swedish kronor per Japanese yen, 9.1925 Swedish kronor per E.U. euro, 1.2375 Swedish kronor per Danish krona, 1.2595 Swedish kronor per Norwegian krona, 6.3235 Swedish kronor per Swiss Franc and 11.9978 Swedish kronor per Special Drawing Rights and Units of Account.

4.    a)    As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)    Total amount held by or for the account of the registrant.

The following have been repurchased by the issuer and cancelled and are no longer outstanding:

12% Bonds of 2/1/1985 due 2010	$127,754,000
11 1/8% Bonds with warrants of 6/1/1985, due 2015	$482,919,000

$610,673,000

(2)    Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need to be furnished only if it is practicable to do so.

Not practicable.

(3)    Total amount otherwise outstanding.

12% Bonds of 2/1/1985, due 2010	$72,246,000
11 1/8% Bonds with warrants of 6/1/1985, due 2015	$117,081,000
6 1/2% Global Bonds of 1993, due 2003	$2,000,000,000

$2,189,327,000

(b)   If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.

Securities bought in the market.

5.     A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

a)    Internal floating indebtedness of the registrant.
(Total to be stated in the currency of the registrant).

Internal Floating Debt as of December 31, 2002
(Payable in Swedish Kronor)

Principal amount outstanding
(thousands of Skr)
Treasury Bills(1)	241,854,358
Overnight borrowing	4,926,000
Repurchase agreements	43,763
National Debt Account	634,522
National Debt Savings	15,612,779

Total Internal Floating Debt	263,071,422

(1)
At time of issue discounted amount.

RECAPITULATION OF INTERNAL DEBT:
Total Funded Debt	692,183,456
Total Floating Debt	263,071,422

Total Internal Debt	955,254,878

b)    External floating indebtedness of the registrant.
(Total to be stated in the respective currencies in which payable).

External Floating Debt as of December 31, 2002

Title and Interest Rate		Principal Amount Outstanding	Equivalent in Swedish kronor(1)
		(thousands)
US Dollars	USD
Sovereign Notes of 1986(2)		0
Eurocommercial Paper Program of 1988(3)		92,000

Total US Dollars		92,000	861,656

Euro	EUR
Eurocommercial Paper program of 1989		0

Total Euro		0

Pound Sterling	GBP
Eurocommercial Paper Program of 1993(3)		0

Total Pound Sterling		0

Total External Floating Debt			861,656

(1)
The valuation in Swedish kronor of foreign currency loans has been made at the exchange rates in effect on the date of issue.

(2)
The notes are continuously offered in the United States with a maximum maturity of 270 days. The interest on the notes is variable and a function of current market conditions at issuance.

(3)
In addition to U.S. dollars, Swiss francs, Japanese yen and Pound sterling, the notes may also be issued in Euro, Australian dollars, Canadian dollars and Danish kroner with a maximum maturity of 365 days. The interest on the notes is variable and a function of market conditions at the time of issuance.

RECAPITULATION OF EXTERNAL DEBT:
Total External Funded Debt	196,975,324
Total External Floating Debt	861,656

Total External Debt	197,836,980

        6.     Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Central Government Revenues and Expenditures(1)

	Fiscal Years
	1998	1999	2000	2001	2002
	(millions of Skr)
Revenues
Taxes:
Taxes on income, capital gains and profits(2)	114,235	136,126	127,500	134,900	65,100
Statutory social securities fees	210,857	232,757	225,900	238,800	249,800
Taxes on property	35,133	39,209	38,300	39,900	40,200
Value added tax	162,607	170,597	182,900	184,800	198,300
Petrol tax(3)	—	—	—	—	—
Tobacco tax	7,507	7,396	7,800	8,000	8,400
Alcoholic beverage tax	9,962	10,599	10,900	11,000	11,100
Tax on energy consumption	49,811	50,488	49,400	51,900	56,500
Taxes on road traffic	6,103	6,421	6,900	7,700	7,400
Other taxes	43,477	18,819	23,200	7,600	22,600

Total taxes	639,692	672,411	672,800	684,600	659,400

Non-tax revenues
Operating surpluses(4)	13,865	10,313	13,700	32,500	31,300
Interest received by the Government	1,652	2,215	3,100	4,300	4,700
Other non-tax revenues(5)	21,936	21,603	28,700	14,000	13,100

Total non-tax revenues	37,453	34,131	45,500	50,800	49,100

Capital revenues	11,227	1,020	61,500	200	100
Loan repayment	2,889	3,051	2,546	2,600	2,700
Computed revenues(6)	5,165	5,194	8,600	8,400	9,900
Contributions from the European Union	9,888	9,296	9,000	8,500	9,300

Total other revenues	29,169	18,562	81,646	19,700	22,000

Total Revenues	706,314	725,104	799,946	755,100	730,500

Expenditures
1 The Swedish political system	4,328	4,541	4,820	5,413	7,333
2 Economy and fiscal administration	1,981	1,515	1,503	2,122	8,838
3 Tax administration and collection	5,864	5,953	6,170	6,432	8,049
4 Justice	21,413	22,262	23,317	24,149	24,052
5 Foreign policy administration and international co-operation	2,638	2,877	2,984	3,015	1,137
6 Total defence	42,399	44,264	46,165	44,895	44,588
7 International development assistance	11,479	12,418	15,317	16,989	15,684
8 Immigrants and refuges	4,186	4,402	4,472	5,282	6,695
9 Health care, medical care, social services	23,124	24,519	28,573	29,492	31,040
10 Financial security in the event of illness and disability	39,685	88,477	97,937	107,316	112,889
11 Financial security in old age	62,684	34,450	33,538	33,839	33,794
12 Financial security for families and children	35,910	41,175	44,596	48,289	50,197
13 Financial security in the event of unemployment	37,331	35,448	33,224	58,627	60,968
14 Labour market and working life	47,668	48,795	41,067	8,507	1,066
15 Study support	21,919	19,676	19,681	19,089	20,668
16 Education and university research	27,737	29,148	31,363	33,259	40,871
17 Culture, the media, religious organisations and leisure	7,342	7,554	7,589	7,814	8,095
18 Planning, housing supply and construction	22,371	17,172	11,867	10,434	8,736
19 Regional balance and development	3,437	3,720	3,006	3,258	3,388
20 General environment and conservation	1,372	1,632	1,701	2,153	2,934
21 Energy	867	1,101	1,731	1,950	2,253
22 Communications	27,348	25,629	25,345	24,568	24,361
23 Agriculture and forestry, fisheries etc.	11,836	11,925	9,739	16,627	13,922
24 Business sector	2,777	3,256	3,819	3,348	3,453
25 General grant to municipalities	96,784	102,542	97,535	100,639	102,333
26 Interest on Central Government Debt. etc.	113,405	89,885	90,213	81,260	67,340
27 Contribution to the European Community	21,210	20,884	22,295	23,272	20,648

Total expenditures (all areas of expenditure)	699,094	705,222	709,567	722,038	725,332

Budget deficit	(7,220)	(19,882)	(90,379)	(33,062)	(5,155)
Transactions outside closed accounts	—	—	—	—	—
Net lending by Riksgäldskontoret	(2,828)	(17,933)	23,914	28,769	50,262
Adjustment to cash basis(7)	386	858	9,600	11,600	(37,598)
Transfer from the National Pension Fund(8)	—	(45,000)	(45,000)	(46,000)	(8,687)

Net borrowing requirement(9)	(9,662)	(81,957)	(101,865)	(38,693)	(1,178)

(1)
No receipts/revenues are pledged or otherwise specifically allocated to any issue registered.

(2)	1998	1999	2000	2001	2002
Net personal income taxes	39,831	61,675	50,300	33,200	(17,200)
Corporate income taxes	68,322	68,734	72,600	94,100	76,500
Other income taxes	6,081	5,716	4,600	7,600	5,700
(3)
From 1995/96 Petrol tax is included in tax on energy consumption.

(4)
Primarily net surplus of public enterprises, other agencies and the Riksbank and income from lotteries, etc.

(5)
Primarily revenues from real estate investments, dividends on state-owned shares, administrative fees and changes and revenues from sales.

(6)
Primarily cash payments by public utilities to the Government representing depreciation on capital funds invested in them by the state and revenues and expenditures for Government pensions. Expenditures for Government pensions can be in excess of revenues, and therefore the remainder of this revenue heading can be in excess of revenues and can show a deficit.

(7)
Excluding Transfer from National Pension Fund.

(8)
The old-age pension reform has taken on a partially new role as of 1999. The funding responsibility for disability and survivor pensions has been transferred to the Central Government budget.

(9)
As of 1997 the Net borrowing requirement is identical to the Central Government budget balance. A negative Net borrowing requirement is equivalent with a budget balance surplus.

        7.     (a) If any foreign exchange control, not previously reported, has been established by the registrant (of if the registrant is other than a national government, by its national government), briefly describe the effect of any such action not previously reported.

        None.

        (b)   If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

        Virtually all exchange control regulations were abolished on July 1, 1989. Foreign exchange control may, in accordance with the treaties of the European Union, only be reintroduced under certain extraordinary circumstances such as if Sweden is involved in a war.

        8.     Brief statements as of date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

June 30, 2003
(In Skr millions)
Notes and coins (excluding bank holdings)	100,142
Gold reserves of Sveriges Riksbank	18,210

        9.     Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Foreign Trade by Commodity Group

	December 31,
	1998		1999		2000		2001		2002
	(millions of Skr)%		(millions of Skr)%		(millions of Skr)%		(millions of Skr)%		(millions of Skr)%
Exports (f.o.b.)
Food Products, Beverage and Tobacco	18,497	2.7	19,190	2.7	20,949	2.6	24,893	3.2	26,621	3.4
Wood Products	19,327	2.9	19,359	2.8	20,868	2.6	20,828	2.6	22,599	2.9
Pulp	10,537	1.6	11,401	1.6	17,547	2.2	15,793	2.0	14,461	1.8
Paper and Board	55,312	8.2	55,846	8.0	62,888	7.9	66,830	8.5	66,321	8.4
Petroleum Products	10,356	1.5	15,014	2.1	26,264	3.3	24,063	3.1	21,885	2.8
Coal and other Fuels	2,667	0.4	1,500	0.2	480	0.1	2,399	0.3	1,768	0.2
Iron and Steel	33,789	5.0	31,846	4.5	37,510	4.7	38,855	4.9	39,626	5.0
Iron Ore	4,509	0.7	2,972	0.4	3,607	0.5	3,320	0.4	3,765	0.5
Non-Ferrous Metals	9,833	1.5	9,795	1.4	11,550	1.4	12,371	1.6	12,045	1.5
Other Minerals	2,564	0.4	2,671	0.4	3,632	0.5	3,194	0.4	3,098	0.4
Other Raw Materials	2,494	0.4	2,376	0.3	2,482	0.3	2,591	0.3	2,685	0.3
Manufactured Metal	20,137	3.0	20,358	2.9	22,131	2.8	23,163	2.9	24,298	3.1
Machinery and Equipment	240,751	35.7	260,680	37.2	300,647	37.7	250,551	31.8	242,556	30.7
Motor Vehicles and Spare Parts	94,529	14.0	92,053	13.1	95,752	12.0	106,844	13.6	108,835	13.8
Ships	2,865	0.4	1,320	0.2	3,364	0.4	3,897	0.5	2,888	0.4
Chemicals and Plastics	62,202	9.2	67,499	9.6	74,939	9.4	86,752	11.0	89,244	11.3
Clothes, Shoes and Leather	6,353	0.9	7,077	1.0	7,410	0.9	8,011	1.0	8,819	1.1
Other Manufactured Products	77,625	11.5	79,144	11.3	84,112	10.6	92,030	11.7	96,211	12.2
Other Products	862	0.1	858	0.1	808	0.1	1,378	0.2	1,620	0.2

Total Exports	675,209	100.0	700,960	100.0	796,941	100.0	787,764	100.0	789,344	100.0

Imports (c.i.f.) by country of consignment
Food Products, Beverage and Tobacco	38,828	7.1	40,612	7.1	41,573	6.2	47,060	7.2	51,269	7.9
Wood Products	5,028	0.9	5,545	1.0	6,498	1.0	5,890	0.9	6,186	1.0
Pulp	1,538	0.3	1,821	0.3	2,390	0.4	2,081	0.3	2,327	0.4
Paper and Board	7,867	1.4	8,045	1.4	9,337	1.4	9,128	1.4	9,656	1.5
Petroleum Products	9,157	1.7	11,127	2.0	17,668	2.6	17,714	2.7	17,700	2.7
Crude Oil	15,115	2.8	20,769	3.7	38,923	5.8	36,474	5.5	33,360	5.2
Coal and other Fuels	4,401	0.8	2,547	0.4	3,575	0.5	3,321	0.5	6,208	1.0
Iron and Steel	21,148	3.9	19,672	3.5	23,148	3.5	22,671	3.4	23,336	3.6
Non-Ferrous Metals	10,732	2.0	10,195	1.8	12,934	1.9	12,213	1.9	11,606	1.8
Other Minerals	4,203	0.8	3,789	0.7	6,316	0.9	6,489	1.0	6,811	1.1
Other Raw Materials	6,604	1.2	6,560	1.2	7,086	1.1	7,974	1.2	7,587	1.2
Manufactured Metal	16,454	3.0	16,753	2.9	18,293	2.7	19,373	2.9	18,806	2.9
Machinery and Equipment	184,824	33.9	184,568	32.5	225,967	33.8	200,571	30.5	185,687	28.7
Motor Vehicles and Spare Parts	58,479	10.7	66,720	11.7	74,721	11.2	69,544	10.6	70,449	10.9
Ships	718	0.1	666	0.1	1,167	0.2	2,241	0.3	3,073	0.5
Chemicals and Plastics	57,123	10.5	62,091	10.9	63,934	9.6	71,779	10.9	69,515	10.8
Clothes, Shoes and Leather	24,303	4.5	25,027	4.4	27,064	4.0	27,899	4.2	27,522	4.3
Other Manufactured Products	78,394	14.4	81,443	14.3	88,432	13.2	94,934	14.4	95,402	14.8
Other Products	68	0.0	57	0.0	158	0.0	132	0.0	145	0.0

Total Imports	544,984	100.0	568,008	100.0	669,182	100.0	657,489	100.0	646,647	100.0

Geographic Distribution of Foreign Trade

	December 31,
	1998		1999		2000		2001		2002
	(millions of Skr)%		(millions of Skr)%		(millions of Skr)%		(millions of Skr)%		(millions of Skr)%
Exports (f.o.b.)
European Union (EU)
United Kingdom	64,118	9.5	67,016	9.6	74,781	9.4	69,640	8.8	64,496	8.2
Germany	76,930	11.4	77,467	11.1	87,386	11.0	83,130	10.6	79,805	10.1
Denmark	43,002	6.4	42,257	6.0	46,164	5.8	47,914	6.1	49,201	6.2
Finland	38,791	5.7	39,363	5.6	44,340	5.6	43,919	5.6	45,945	5.8
Other EU countries(1)	169,042	25.0	183,222	26.1	193,131	24.2	182,441	23.2	185,881	23.5

Total EU	391,883	58.0	409,325	58.4	445,801	55.9	427,043	54.2	425,327	53.9

European Free Trade
Association (EFTA)
Norway	57,553	8.5	54,729	7.8	60,146	7.5	67,239	8.5	69,839	8.8
Other EFTA countries(2)	13,035	1.9	11,613	1.7	11,005	1.4	11,785	1.5	12,278	1.6

Total EFTA	70,588	10.5	66,342	9.5	71,151	8.9	79,024	10.0	82,117	10.4

Central and Eastern Europe	28,471	4.2	30,795	4.4	35,696	4.5	35,534	4.5	37,337	4.7
Russia	6,049	0.9	4,119	0.6	5,076	0.6	8,956	1.1	10,731	1.4
United States	57,751	8.6	64,261	9.2	75,360	9.5	87,806	11.1	91,691	11.6
Japan	14,147	2.1	16,798	2.4	22,310	2.8	22,971	2.9	19,067	2.4
State trading countries in Asia and America	12,540	1.9	13,029	1.9	17,405	2.2	16,193	2.1	13,941	1.8
OPEC countries	12,124	1.8	9,535	1.4	15,125	1.9	17,865	2.3	19,381	2.5
Other countries	81,655	12.1	86,756	12.4	109,015	13.7	92,373	11.7	89,751	11.4

Total Exports	675,209	100.0	700,960	100.0	796,941	100.0	787,764	100.0	789,344	100.0

Imports (c.i.f.) by country of consignment
European Union (EU)
United Kingdom	58,056	10.7	59,531	10.5	63,935	9.6	58,668	8.9	55,741	8.6
Germany	104,428	19.2	102,467	18.0	117,977	17.6	116,263	17.7	119,635	18.5
Denmark	37,939	7.0	41,956	7.4	50,457	7.5	56,261	8.6	59,152	9.1
Finland	29,707	5.5	31,993	5.6	37,893	5.7	35,625	5.4	34,345	5.3
Other EU countries(1)	153,337	28.1	155,524	27.4	170,505	25.5	172,408	26.2	163,042	25.2

Total EU	383,468	70.4	391,471	68.9	440,768	65.9	439,225	66.8	431,915	66.8

European Free Trade
Association (EFTA)
Norway	38,822	7.1	42,370	7.5	54,649	8.2	55,182	8.4	51,058	7.9
Other EFTA countries(2)	8,906	1.6	9,640	1.7	9,137	1.4	9,801	1.5	9,378	1.5

Total EFTA	47,728	8.8	52,010	9.2	63,786	9.5	64,982	9.9	60,436	9.3

Central and Eastern Europe	20,228	3.7	22,449	4.0	31,025	4.6	31,633	4.8	35,477	5.5
Russia	3,284	0.6	4,337	0.8	5,161	0.8	3,887	0.6	10,316	1.6
United States	31,907	5.9	33,248	5.9	44,797	6.7	35,616	5.4	30,871	4.8
Japan	13,273	2.4	16,179	2.8	19,709	2.9	14,734	2.2	14,560	2.3
State trading countries in Asia and America	5,141	0.9	6,316	1.1	8,934	1.3	11,272	1.7	10,928	1.7
OPEC countries	4,618	0.8	4,824	0.8	7,440	1.1	10,977	1.7	7,221	1.1
Other countries	35,338	6.5	37,175	6.5	47,562	7.1	45,162	6.9	44,923	6.9

Total Imports	544,984	100.0	568,008	100.0	669,182	100.0	657,489	100.0	646,647	100.0

(1)
France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal and Austria.

(2)
Switzerland, Liechtenstein and Iceland.

        10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the "Statistical Handbook of the League of Nations". (These statements need to be furnished only if the registrant has published balances of international payments).

Balance of Payments

	December 31,
	1998	1999	2000	2001	2002
	(billions of Skr)
Current account	76.8	87.5	86.4	88.2	97.2

Trade in goods (f.o.b.—f.o.b.)	136.2	138.2	135.8	134.6	147.1

Net trade of goods	130.1	132.7	127.7	127.3	143.6
Correction items	6.1	5.5	8.1	7.3	3.5
Services	(13.0)	(11.6)	(13.1)	(5.7)	(5.1)

Transportation	6.4	9.2	10.5	12.6	15.7
Travel	(27.9)	(32.0)	(36.3)	(27.4)	(26.6)
Other services	8.5	11.2	12.7	9.2	5.9
Compensation of employees	(2.5)	(2.1)	(2.2)	(2.3)	(2.0)

Investment income	(23.5)	(14.6)	(10.7)	(12.2)	(15.5)

Direct investment	40.6	41.2	42.7	51.3	44.3
Portfolio investment excl. fin. derivatives	(50.6)	(42.8)	(36.9)	(42.5)	(41.9)
Income on equity	(5.7)	0.9	(0.8)	(0.4)	2.1
Income on debt (interest)	(44.9)	(43.7)	(36.1)	(42.1)	(43.9)
Other investment	(13.4)	(12.9)	(16.5)	(20.9)	(17.9)
Current transfers	(20.4)	(22.5)	(23.4)	(26.3)	(27.3)

Contributions etc. to/from the EU	(11.9)	(12.2)	(13.7)	(13.9)	(15.4)
Development assistance grants	(4.3)	(5.3)	(5.8)	(7.3)	(6.5)
Other current transfers	(4.2)	(5.0)	(3.9)	(5.1)	(5.4)
Capital account	(0.8)	(25.3)	(3.9)	(2.1)	(0.8)

Contributions etc. to/from the EU, investment	0.6	0.9	1.0	0.4	1.6
Development assistance grants, investment	(2.6)	(2.4)	(3.0)	(3.2)	(3.1)
Other	1.2	(23.8)	(1.8)	0.7	0.8
Financial account	(10.5)	(43.8)	(4.1)	16.8	(140.8)

Direct investment	(36.1)	321.6	(159.0)	53.6	2.1

Abroad	(193.7)	(181.2)	(371.9)	(68.1)	(105.8)
Equity capital	(122.7)	(70.2)	(225.7)	(58.1)	(102.0)
Loans etc.	(26.3)	(41.3)	(67.2)	10.8	51.6
Reinvested earnings	(44.7)	(69.7)	(78.9)	(20.8)	(55.4)
In Sweden	157.7	502.8	212.9	121.7	107.9
Equity capital	117.4	387.8	33.9	94.7	88.4
Loans etc.	20.5	82.2	150.2	33.0	9.8
Reinvested earnings	19.8	32.8	28.8	(6.1)	9.7
Portfolio investment excl. fin. derivatives	(118.4)	(295.0)	(28.4)	(135.4)	(108.3)

Assets (change in Swedish inv. abroad)	(141.1)	(308.9)	(112.6)	(234.8)	(45.3)
Equity securities	(59.0)	(251.1)	8.3	(230.3)	(10.1)
Debt securities	(82.1)	(57.7)	(120.9)	(4.5)	(35.2)
Liabilities (change in foreign inv. in Sw.)	22.8	13.9	84.1	99.5	(63.0)
Equity securities	(2.8)	(32.8)	158.6	(28.0)	28.3
Debt securities	25.6	46.7	(74.5)	127.5	(91.3)
Financial derivatives	(19.6)	(0.8)	(3.5)	(53.2)	(1.8)

Other investment	189.6	(52.9)	189.1	141.1	(25.4)

Assets (change in Swedish inv. abroad)	(47.3)	(84.5)	(141.6)	14.3	(22.6)
Loans	(47.9)	(71.9)	(126.8)	7.0	(19.5)
Trade credits & Other	0.6	(12.6)	(14.8)	7.3	(3.1)
Liabilities (change in foreign inv. in Sw.)	237.0	31.7	330.7	126.8	(2.8)
Loans	226.6	9.9	309.3	131.5	3.0
Trade credits & Other	10.3	21.7	21.4	(4.6)	(5.8)
Reserve assets	(26.2)	(16.7)	(2.3)	10.7	(7.4)

Net errors and omissions	(65.6)	(18.4)	(78.4)	(102.9)	44.4

This annual report comprises:

  a)
  Pages numbered 1 to 17 consecutively.

  b)
  The following exhibits:

    Exhibit a) None
    Exhibit b) None
    Exhibit c) Budget Statement

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Stockholm Sweden, on the 29th of August, 2003.

Kingdom of Sweden
Acting through Riksgäldskontoret

By:	/s/ Erik Thedéen Erik Thedéen Deputy Director General
By:	/s/ Anne Gynnerstedt Anne Gynnerstedt General Counsel

QuickLinks

Internal Debt Guaranteed by the Kingdom of Sweden as of December 31, 2002 (Payable in Swedish kronor)
External Funded Debt as of December 31, 2002 (Payable in Foreign Currencies)
External Debt Guaranteed by the Kingdom of Sweden as of December 31, 2002 (Payable in foreign currencies)
Internal Floating Debt as of December 31, 2002 (Payable in Swedish Kronor)
External Floating Debt as of December 31, 2002
Central Government Revenues and Expenditures (1)
Foreign Trade by Commodity Group
Geographic Distribution of Foreign Trade
Balance of Payments
Signature